Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated December 10, 2008

Relating to Preliminary Prospectus Supplement dated December 3, 2008

Registration Statement No. 333-152823

Unitil Corporation

2,000,000 Shares

Issuer:	Unitil Corporation

Symbol:	UTL

Gross Proceeds:	$40.0 million

Net Proceeds (after underwriting discounts and estimated offering expenses):	$36.8 million

Units offered:	2,000,000 Shares

Over-allotment option:	300,000 Shares

Price to public:	$20.00 per share

Closing date:	December 15, 2008

Underwriters:
Book-Running Manager:	RBC Capital Markets Corporation

Co-Managers:	Janney Montgomery Scott LLC Oppenheimer & Co. Inc. Brean Murray, Carret & Co., LLC Edward D. Jones & Co., L.P.

We have been advised by the underwriters that, prior to purchasing the shares being offered pursuant to the prospectus supplement, on December 9, 2008 and December 10, 2008, one of the underwriters purchased, on behalf of the syndicate, 19,625 shares at an average price of $20.00 per share in stabilizing transactions.

The underwriters have not reserved any shares of common stock for sale, at the public offering price, to our directors, officers, employees, or any other individuals. One of our directors, however, has a preexisting relationship with a broker affiliated with an underwriter and intends to purchase up to 7,500 shares of common stock in this offering.

Unitil Corporation has previously filed a registration statement on Form S-3 (including a prospectus supplement and an accompanying base prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on December 5, 2008. Before you invest, you should read the prospectus supplement and the accompanying base prospectus in that registration statement and other documents that Unitil Corporation has filed with the SEC for more complete information about Unitil Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus relating to this offering may also be obtained from RBC Capital Markets Corporation, Equity Capital Markets, 3 World Financial Center, 8th Floor, 200 Vesey Street, New York, NY 10281; or from any of the other underwriters.